UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Red Violet, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

75704L104
(CUSIP Number)

Joshua B. Weingard, Esq. Red Violet, Inc. 2650 North Military Trail, Suite 300 Boca Raton, Florida 33431 (561) 757-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75704L104

(1)		Names of reporting persons
Dubner Derek

(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)		SEC use only

(4)		Source of funds (see instructions)
OO

(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization
United States

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power
535,547(1)

	(8)	Shared voting power
0

	(9)	Sole dispositive power
535,547(1)

	(10)	Shared dispositive power
0

(11)		Aggregate amount beneficially owned by each reporting person
535,547(1)

(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)
3.9%(2)

(14)		Type of reporting person (see instructions)
IN

(1)	Includes (i) 522,213 shares of common stock of Red Violet, Inc. held directly by Derek Dubner and (ii) 13,334 shares of common stock of Red Violet, Inc. underlying restricted stock units granted to Mr. Dubner on November 30, 2023 and vesting on December 1, 2024 (the “Dubner RSUs”).
(2)	Calculated using 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the Securities and Exchange Commission (the “SEC”) on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the vesting of the Dubner RSUs.

CUSIP No. 75704L104

(1)		Names of reporting persons
MacLachlan Daniel

(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)		SEC use only

(4)		Source of funds (see instructions)
OO

(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization
United States

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power
338,551(1)

	(8)	Shared voting power
0

	(9)	Sole dispositive power
338,551(1)

	(10)	Shared dispositive power
0

(11)		Aggregate amount beneficially owned by each reporting person
338,551(1)

(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)
2.5%(2)

(14)		Type of reporting person (see instructions)
IN

(1)	Includes (i) 324,751 shares of common stock of Red Violet, Inc. held directly by Daniel MacLachlan, (ii) 466 shares of common stock of Red Violet, Inc. held by an IRA, and (iii) 13,334 shares of common stock of Red Violet, Inc. underlying restricted stock units granted to Mr. MacLachlan on November 30, 2023 and vesting on December 1, 2024 (the “MacLachlan RSUs”).
(2)	Calculated using 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the Securities and Exchange Commission (the “SEC”) on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the vesting of the MacLachlan RSUs.

CUSIP No. 75704L104

(1)		Names of reporting persons
Reilly James Patrick

(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)		SEC use only

(4)		Source of funds (see instructions)
OO

(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization
United States

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power
210,625(1)

	(8)	Shared voting power
0

	(9)	Sole dispositive power
210,625 (1)

	(10)	Shared dispositive power
0

(11)		Aggregate amount beneficially owned by each reporting person
210,625 (1)

(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)
1.5%(2)

(14)		Type of reporting person (see instructions)
IN

(1)	Includes (i) 197,291 shares of common stock of Red Violet, Inc. held directly by James Patrick Reilly and (ii) 13,334 shares of common stock of Red Violet, Inc. underlying restricted stock units granted to Mr. Reilly on November 30, 2023 and vesting on December 1, 2024 (the “Reilly RSUs”).
(2)	Calculated using 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the Securities and Exchange Commission (the “SEC”) on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the vesting of the Reilly RSUs.

CUSIP No. 75704L104

(1)		Names of reporting persons
Dell Jeffrey Alan

(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐

(3)		SEC use only

(4)		Source of funds (see instructions)
OO

(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization
United States

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power
138,578(1)

	(8)	Shared voting power
0

	(9)	Sole dispositive power
138,578(1)

	(10)	Shared dispositive power
0

(11)		Aggregate amount beneficially owned by each reporting person
138,578(1)

(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)
1.0%(2)

(14)		Type of reporting person (see instructions)
IN

(1)	Includes (i) 128,578 shares of common stock of Red Violet, Inc. held directly by Jeffrey Alan Dell and (ii) 10,000 shares of common stock of Red Violet, Inc. underlying restricted stock units granted to Mr. Dell on November 30, 2023 and vesting on December 1, 2024 (the “Dell RSUs”).
(2)	Calculated using 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the Securities and Exchange Commission (the “SEC”) on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 10,000 shares of common stock of Red Violet, Inc. issuable upon the vesting of the Dell RSUs.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Red Violet, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed on behalf of:

(1) Derek Dubner, the Company’s Chief Executive Officer and Chairman of the Board of Directors of the Company (“Mr. Dubner”);

(2) Daniel MacLachlan, the Company’s Chief Financial Officer (“Mr. MacLachlan”);

(3) James Patrick Reilly, the Company’s President (“Mr. Reilly”); and

(4) Jeffrey Alan Dell, the Company’s Chief Information Officer (“Mr. Dell” and, collectively with each of the other persons named in response to this Item 2(a), the “Reporting Persons”).

(b) The address of each of the Reporting Persons is 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

(c) Mr. Dubner serves as the Company’s Chief Executive Officer and Chairman of the Board of Directors of the Company. Mr. MacLachlan serves as the Company’s Chief Financial Officer. Mr. Reilly serves as the Company’s President. Mr. Dell serves as the Company’s Chief Information Officer.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Messrs. Dubner, MacLachlan, Reilly and Dell is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock reported herein as beneficially owned by each Reporting Person and for which he holds sole voting and dispositive power were acquired upon the vesting of restricted stock units (“RSUs”) granted by the Company to each such individual in consideration for his service as an employee of the Company or through purchases of shares of Common Stock in the open market from third parties through a broker.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons mutually agreed to each sell on the same date and for the same price, 10,000 shares of Common Stock, for an aggregate amount of 40,000 shares of Common Stock for tax and estate planning purposes.

Additionally, each of the Reporting Persons may be awarded additional equity in consideration for their service as executive officers of the Company as described in Item 2 herein.

The Reporting Persons have no present plans or proposals which would result in, or are related to, any of the transactions described in subparagraphs (a) through (j) of Item 4 under Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including footnotes thereto) is incorporated herein by reference. As of the date of this filing, the Reporting Persons together, beneficially own 8.9% of the shares of Common Stock outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on November 5, 2024, and individually as follows:

(1) Mr. Dubner beneficially owns an aggregate of 535,546 shares of Common Stock, or 3.9%.

(2) Mr. MacLachlan beneficially owns an aggregate of 338,551 shares of Common Stock, or 2.5%.

(3) Mr. Reilly beneficially owns an aggregate of 210,625 shares of Common Stock, or 1.5%.

(4) Mr. Dell beneficially owns an aggregate of 138,578 shares of Common Stock, or 1.0%.

As of the date of this filing, the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Act, and beneficially own the shares of Common Stock as set forth next to their names:

Shareholder Name	No. of Shares Beneficially Owned(1)	Percentage Ownership		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Derek Dubner	535,547	3.9	%(2)	535,547	0	535,547	0
Daniel MacLachlan	338,551	2.5	%(3)	338,551	0	338,551	0
James Patrick Reilly	210,625	1.5	%(4)	210,625	0	210,625	0
Jeffrey Alan Dell	138,578	1.0	%(5)	138,578	0	138,578	0

(1)	Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons. No Reporting Person is responsible for the completeness and accuracy of the information concerning any other Reporting Person.
(2)	The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the vesting of the Dubner RSUs.
(3)	The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the vesting of the MacLachlan RSUs.
(4)	The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 13,334 shares of common stock of Red Violet, Inc. issuable upon the vesting of the Reilly RSUs.
(5)	The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 13,791,652 shares of common stock of Red Violet, Inc. outstanding as of November 1, 2024, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on November 5, 2024, and added to that number, pursuant to Rule 13d-3 of the Act, 10,000 shares of common stock of Red Violet, Inc. issuable upon the vesting of the Dell RSUs.

(b) The persons named in response to Item 5(a) above have the sole voting power, shared voting power, sole dispositive power, and shared dispositive power with respect to the Common Stock as set forth in Item 5(a).

(c) During the past 60 days, the Reporting Persons have effected the following transactions in the Common Stock:

(1) An aggregate of 12,084 shares were disposed to the Company by Mr. Dubner for tax obligations upon the vesting of RSUs.

Also, an aggregate of 31,500 RSUs were awarded to Mr. Dubner.

(2) An aggregate of 12,084 shares were disposed to the Company by Mr. MacLachlan for tax obligations upon the vesting of RSUs.

Also, an aggregate of 31,500 RSUs were awarded to Mr. MacLachlan.

Also, Mr. MacLachlan gifted/made a charitable donation of 1,875 shares of Common Stock to a qualified religious and educational organization.

(3) An aggregate of 12,084 shares were disposed to the Company by Mr. Reilly for tax obligations upon the vesting of RSUs.

Also, an aggregate of 31,500 RSUs were awarded to Mr. Reilly.

(4) An aggregate of 7,765 shares were disposed to the Company by Mr. Dell for tax obligations upon the vesting of RSUs.

Also, an aggregate of 23,625 RSUs were awarded to Mr. Dell.

(d) To the best knowledge of each Reporting Person, no one other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by such Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3 and 4 are incorporated herein by reference. Other than as disclosed in this Item 6, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to securities of the Company.

The Reporting Persons have an informal oral agreement to act as a group for purposes of Regulation 13D solely with respect to the Common Stock of the Company. Except as otherwise set forth in this statement, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock, and the filing of this statement shall not be construed as an admission that, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, any Reporting Person is a beneficial owner of any such shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	November 25, 2024

Signature	/s/ Derek Dubner

Name	Derek Dubner

Signature	/s/ Daniel MacLachlan

Name	Daniel MacLachlan

Signature	/s/ James Patrick Reilly

Name	James Patrick Reilly

Signature	/s/ Jeffrey Alan Dell

Name	Jeffrey Alan Dell